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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 _____ AND ENDING 12/31/2020 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontier Solutions LLC

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3307 Church Street, Suite 220
                                          (No. and Street)

Richmond	VA	23233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Terry   (678) 908-8408
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
                              (Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __Deborah H Terry_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Frontier Solutions LLC_____ , as of __December 31_____, 20__20____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_Deborah H Terry_____
Signature

CFO
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontier Solutions, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

Financial Statements and Supplemental Schedules
December 31, 2020
(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of
Frontier Solutions, LLC
Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontier Solutions, LLC (the "Company") as of December 31, 2020, and the related statements of income, changes in member's equity, and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2017.

February 23, 2021
Glen Allen, Virginia

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	392,674
Placement fees receivable		3,895,973
Other receivables		4,462
Prepaid expenses and other assets		29,301
TOTAL ASSETS	$	4,322,410

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	3,776,710
TOTAL LIABILITIES		3,776,710
TOTAL MEMBER'S EQUITY		545,700
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,322,410

See notes to financial statements

Note 1 - Nature of Business

Frontier Solutions, LLC (the "Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, Ltd. (the "Parent"). The Company is a wholly owned subsidiary of Aspen Partners, Ltd. and was incorporated in the State of Georgia on May 3, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides registration and compliance services for registered representatives engaged in third-party marketing as independent contractors to private investment funds. As the Company does no retail business it has no clearing firm and clears no trades.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial instruments
The carrying amounts of the Company's financial assets such as cash, receivables, prepaid expenses and other assets, and accounts payables and other accrued expenses approximate fair value due to the short-term maturities of these instruments.

Placement Fees and Other Receivables
Placement fees and other receivables from unaffiliated entities consists primarily of commissions to the Company. The amounts are unsecured and non-interest bearing. Individual balances are written off when they are determined to be uncollectible. During the year ended December 31, 2020, the Company did not have any bad debt expense.

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL"). The Company adopted the standard on January 1, 2020 using the modified retrospective approach. This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine its allowance for credit losses on financial assets measured at amortized cost, which includes accounts receivable, other receivables, and certain off-balance sheet arrangements. The adoption of this standard did not have a material impact on the Company's financial statements.

The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimum credit risk, and therefore, no allowance was deemed necessary as of December 31, 2020.

Income Taxes
The Parent's stockholders have elected to have Parent treated as a subchapter S corporation for income tax purposes. As a result, all items of the Parent's income, loss, deduction, and credit are passed through to, and taken into account by the Parent's stockholders.

Under existing law, the Company is not treated as a taxable entity. Rather, the Parent as the 100% owner of the Company, includes all items of the Company's income, loss, deduction, and credit in its income tax return, and such items flow through to the Parent's stockholders.

Income Tax Uncertainties: The Company follows the Financial Accounting Standard Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Revenue Recognition
Placement fee income: The Company provides marketing and consulting services to customers which includes solicitation of investors for customers that desire to raise capital through fund commitments. The Company recognizes revenue at the point in time that performance under the arrangement is completed, which in certain cases is the placement and acceptance of the investor by the customer or the closing date of the capital raise. The Company also earns fees that vary based on the specific performance measures as defined by the contract. These fees are earned once the specific performance measures are known and calculated. These performance-based fees are considered variable consideration as the uncertainty is dependent on the market value of the assets (or net asset value) at future points in time which are highly susceptible to factors outside of the Company's control. Revenues are recognized over the contract period once it is probable that a significant reversal will not occur. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no contract assets or liabilities at December 31, 2020.

Subsequent Events
The company has evaluated subsequent events through February 23, 2021, the date the financial statements were issued and has determined there are no subsequent events to be reported in the accompanying financial statements.

Note 3 - Regulatory Requirements

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to providing registration and compliance services to registered representatives engaged in private placements for private investment funds and it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry Proprietary Accounts of Broker -Dealers (as defined in Rule 15c3-3).

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6.667% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020 the Company had net capital of $332,043 which was $80,262 in excess of the minimum net capital requirements of $251,781. The Company's ratio of aggregate indebtedness to net capital was 11.37 to 1.

Note 4 - Related Party Transactions

The Company has a revenue sharing agreement with its Parent under which the Parent may transfer, on a monthly basis, up to 50% of its gross revenues generated from management fees, performance-based fees, and administrative fees of all investment products for which registered representatives of the Company are paid a commission. During the year ended December 31, 2020, the Company did not pay commissions to the registered representatives associated with the Parent's investment products; therefore, no revenues were allocated to the Company.

During the year ended December 31, 2020, the Company had an expense sharing agreement with its Parent. The expense sharing agreement details certain expenses which may be assumed by its Parent, which are related to the Company's business as a broker-dealer. As of December 31, 2020, the Parent paid expenses on behalf of the Company in the approximate amount of $583,000 which is included in the statement of income of the Company for the year ended December 31, 2020. At December 31, 2020, the Company had a related party payable of $16 due to the Parent for expenses under the agreement which is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

The Company has determined that the expense sharing agreement with its Parent does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

Note 5 - Commitment and Contingencies

Concentrations and Off Statement of Financial Condition Risk
The Company deposits its cash with financial institutions. Periodically such balances may exceed applicable FDIC insurance limits of $250,000.

Customer Concentrations
The Company had two major independent representatives which comprised approximately 49% of the Company's revenues for the year ended December 31, 2020. One customer comprised 95% of the Company's placement fees receivable as of December 31, 2020.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Notes to Financial Statements
December 31, 2020

Note 6 – Basis of Presentation – Computation of Net Capital

FOCUS Report Reconciliation
Pursuant to the net capital provisions of Rule 15c3-1(c)(2)(iv)(C)/09 of the Securities and Exchange Act of 1934, the Company had audit adjustments that were reported on the amended FOCUS Report filed with FINRA for December 31, 2020.

The adjustment includes an increase of $203,499 in allowable assets and placement fee revenue. The Company's liability for the commission payable is limited solely to the proceeds of the placement fees receivable.

Note 7 – Warrants

As of December 31, 2020, the Company owned warrants in four privately held companies. The warrants were received as part of private placement transactions concluded in 2017 and 2020. The Company utilizes the market approach to value the investments and considers such factors as liquidity and marketability in determining fair value. The Company determined these warrants to have no value at the date of the award or at December 31, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member
Frontier Solutions, LLC
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which Frontier Solutions, LLC (the "Company) had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception, as the Company [1] did not directly or indirectly receive, hold or otherwise owe funds or securities for or to its customers; [2] did not carry accounts of or for customers; and [3] did not carry Proprietary Accounts of Broker-Dealers as defined in Rule 15c3-3. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontier Solutions, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth under the Securities Exchange Act of 1934.



February 23, 2021
Glen Allen, Virginia

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com



FRONTIER SOLUTIONS

Frontier Solutions, LLC

9 East Franklin Street
Richmond, VA 23219

Phone: (404) 879-5126
Fax: (404) 879-5128

Frontier Solution's Exemption Report

Frontier Solutions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4).

The Company's activities are focused on providing registration and compliance services to registered representatives engaged in private placement for private funds.

To the best of its knowledge and belief, the Company states the following for the year ended December 31, 2020:

(1) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

(2) The Company did not carry accounts of or for customers.

(3) The Company did not carry Proprietary Accounts of Broker-Dealers (as defined by Rule 15c3-3).

The Company had no obligation under Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Deborah Terry, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Deborah Terry
Chief Financial Officer
February 23, 2021